

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

February 22, 2017

Pankaj Mohan, Ph.D.
President and Chief Executive Officer
Oncobiologics, Inc.
7 Clarke Drive
Cranbury, New Jersey 08512

> **Re:** **Oncobiologics, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 15, 2017**
> **File No. 333-216080**

Dear Dr. Mohan:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Dorrie Yale at 202-551-8776 with any questions.

Sincerely,

/s/ Joseph McCann for

Suzanne Hayes
Assistant Director
Office of Insurance and Healthcare

cc: Yvan-Claude J. Pierre — Cooley LLP